FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No. 1    Publication of Prospectus announcement released on 31 October, 2008

Exhibit No. 2   Publication of Prospectus released on 04 November, 2008

Exhibit No. 3   Publication of Prospectus and Circular released on 05 November, 2008

Exhibit No. 4   Director/PDMR Shareholding released on 10 November, 2008

Exhibit No. 5   Rule 8.3 (Inspired Gaming Group plc) released on 10 November, 2008

Exhibit No. 6  Dividend Declaration released on 21 November, 2008

Exhibit No. 7 Publication of Prospectus released on 24 November, 2008

Exhibit No. 8  Director/PDMR Shareholding released on 24 November, 2008

Exhibit No. 9  Publication of Prospectus released on 27 November, 2008

Exhibit No. 1

Publication of Prospectus

The Royal Bank of Scotland Group
plc
announces the publication of the following prospectus which will be available following approval
by the UK Listing Author
ity
:

Delamare Cards MTN Issuer plc

£1,049,050,000
Series 08-1 Cla
ss A
 Asset Backe
d Floating Rate Notes due
2011
£
40
,800,000 Series 08-1 Class
B
 Asset Backe
d Floating Rate Notes due
2011
£75,750,000 Series 08-1 Class
C
 Asset Backe
d Floating Rate Notes due
2011

For further information, please contact

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group
plc
280 Bishopsgate
,
 London EC2M 4RB
Telephone
    +44 20
7085 4925

Richard O'Connor
Head of Investor Relations
The Royal Bank of Scotland Group
plc
280 Bishopsgate
,
 London EC2M 4RB
Telephone
    +44 20 7672 1758

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £5
0
,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4476H_-2008-11-4.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No. 3

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED
STATES
,
CANADA
,
AUSTRALIA
,
JAPAN
 OR
SOUTH AFRICA

5 November 2008

Publication of Circular and Prospectus

Further to the announcement yesterday regarding the launch of the
 Placing and Open Offer
 of new Ordinary Shares and issue of Preference Shares
 to raise
a total of
£19.7bn net of expenses, the UK Listing Authority has approved both
 a prospectus for the new
O
rdinary
S
hares to be issued
 pursuant to the
Placing and
Open Offer
 (the "Prospectus"), and a circular to
shareholders (the "Circular"), both dated 4 November 2008.

The Circular and
notice
convening
 a General Meeting on 20 November
(the "Notice")
to seek approval to increase
RBS's
 authorised share capital, to give its directors authority to allot shares in connection with the Placing and Open Offer and approval of the waiver granted by the Panel on Takeovers and Mergers from the potential requirement for HM Treasury to make a mandatory offer for the Company under Rule 9 of the City Code on Takeovers and
Mergers have been posted to shareholders.

The Circular
,

Notice
and Prospectus
are

available on the RBS website
(
http://www.investors.rbs.com
), and will shortly be available to the public for inspection during normal London business hours at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Contacts
Richard O'Connor

    Head of Investor Relations

        020 7672 1758
For media enquiries:
Andrew McLaughlin
    Group Director, Communications
    0131 626 3868
Steven Blaney

          Media Relations

                           020 7085 7617

This document is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this document (the "Securities") except on the basis of the information contained in the Prospectus.
This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction in which such offer or solicitation is unlawful.
This document is not for distribution, directly or indirectly, in or into the
United States
 (including its territories and dependencies, any state of the
United States
 and the
District of Columbia
),
Canada
,
Australia
,
Japan
 or
South Africa
. This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the
United States
. The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the "
Securities Act
").

The Securities may not be offered or sold in the
United States
 absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the
United States
.
Neither the content of RBS plc's website nor any website accessible by hyperlinks on RBS plc's website is incorporated in, or forms part of, this document
.
The distribution of this
document
 and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the
United Kingdom
 may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Exhibit No. 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director
Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.66380

14. Date and place of transaction
7
November
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,14
7,062

shares 0.
0
069
3
%

16. Date issuer informed of transaction
7
November
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10

November
 2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.66380

14. Date and place of transaction
7
November
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,367,
720
  0.0
08
2
6
%

16. Date issuer informed of transaction
7
November

2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10

November
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.66380

14. Date and place of transaction
7
November

2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
239,
958

shares 0.00
14
5
%

16. Date issuer informed of transaction
7
November
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10

November
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.66380

14. Date and place of transaction
7
November
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
10
8
,059

shares 0.00
06
5
%

16. Date issuer informed of transaction
7
November

2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10

November

2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
76

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.66380

14. Date and place of transaction
7
November

2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
12,
929

shares 0.00
007
%

16. Date issuer informed of transaction
7
November

2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10

November

2008

--------------------------------------------------------------------------------------------------------------------------

Exhibit No. 5

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Inspired Gaming Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	07 November 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,500,000	(3.4317%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,500,000	(3.4317%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase	100,000 100,000 53,764	0.0550 GBP 0.0590 GBP 0.0600 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	10 November 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND
S
 ON SERIES F, H
,
L
-
N and P-T
 NON-CUMULATIVE DOLLAR PREFERENCE SHARES
OF
 US$0.01 FOR
THE THREE MONTHS TO 3
1

DECEMBER
 200
8

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each
, all of which are represented by American Depositary Shares, for the three months to
31

December
200
8
. The divide
nds will be paid on
3
1

December
 200
8
 at the undernoted rates to holders on the registe
r at the close of business on
16 December
 200
8
.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0. 421875
Seri es R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES
1
 NON-CUMULATIVE

PREFERENCE SHARES OF

€
0.01

FOR THE
YEAR
TO 3
1 DECEMBER
200
8

The Directors have declared the specified dividend on the undernoted series of Non-cumulative preference shares of
€
0.01
 each for the
year

to 3
1 December

200
8
.
The dividend will be paid on
3
1 December

200
8
 at the undernoted rate to holders on the register at the close of business on
1
6 December

200
8
.

Series	Dividend payable per share
Series 1	€55.00

DIVIDEND ON SERIES
1
 NON-CUMULATIVE

CONVERTIBLE
STERLING
 PREFERENCE SHARES OF

£
0.01 FOR THE
YEAR T
O 3
1 DECEMBER
200
8

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible
sterling

preference shares of
£
0.01 each for the
year
to
31 December

200
8.
The dividend will be paid on
31 December

200
8
 at the undernoted rate to holders on the register at the close of business on
1
6 December

200
8
.

Series	Dividend payable per share
Series 1	£73.87

DIVIDEND
S
 ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 3
0

SEPTEMBER
2008

The Directors have declared half-yearly dividend
s
 on the 11 per cent and the 5.5 per cent £1 cumulative preference shares. The dividend
s
 will be paid on 31 December 2008 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 5 December 2008.

21 November
2008
End

Exhibit No. 7

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £
75
,000,000,000 Euro Medium Term Note Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7938I_-2008-11-24.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No. 8

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24. (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24. (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24. (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes

3. Name of person discharging managerial responsibilities/director

Mr Stephen
Alan Michael
Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Stephen
Alan Michael
Hester

8 State the nature of the transaction

Award of conditional right to acquire ordinary shares in The Royal Bank of Scotland Group plc made on taking up office as an Executive Director on 21 November 2008. Immediate vesting of some of the shares subject to award.

9. Number of shares, debentures or financial instruments relating to shares acquired

Awards granted over 10,407,081 shares.
Awards over 577,964 shares vested as at the award date
and the remaining
awards will vest between March 2009 (immediately following the announcement of the annual results for 2008) and the third anniversary of taking up office as an Executive Director.

In respect of the 577,964 shares that vested immediately, 237,440 shares have been sold
to meet an income tax and National Insurance liability, which arose on release of the shares. Mr Hester has retained 340,524 of the released shares.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

237,440

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

48 pence

14. Date and place of transaction

2
1 November
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

340,524

 0.00205%

16. Date issuer informed of transaction

2
1
 November
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

2
4

November
2008

Exhibit No. 9

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Prospectus relating to the issue by The Royal Bank of Scotland Group plc of 5,000,000 Non-cumulative Sterling Preference Shares of £1.00 each, Series 2

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1027J_-2008-11-27.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Prospectus

may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Prospectus

is not addressed. Prior
 to relying on the information contained in the
Prospectus

you must ascertain from the
Prospectus

whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat